EXHIBIT 4.6
GRANITE POINT MORTGAGE TRUST INC.
DESCRIPTION OF CAPITAL STOCK
The following is a summary of the rights and preferences of our capital stock. This summary is subject to, and qualified in its entirety by reference to, our charter and bylaws and the applicable provisions of the Maryland General Corporation Law, or the MGCL. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully our charter and bylaws and the other documents we refer to for a more complete understanding of our capital stock.
General
Granite Point Mortgage Trust Inc. (the “Company,” “us,” “we” or “our”) is incorporated under the laws of the state of Maryland. The rights of our stockholders are governed by Maryland law, as well as our charter and bylaws.
Our charter authorizes us to issue up to 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000 shares are classified as 10% Cumulative Redeemable Preferred Stock, par value $0.01 per share (1,000 share outstanding as of the date hereof), and 11,500,000 are classified as 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (8,229,500 shares outstanding as of the date hereof). Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series without stockholder approval. Under Maryland law, stockholders are generally not liable for our debts or obligations.
Common Stock
Subject to the preferential rights of any other class or series of shares of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock, holders of shares of our common stock are entitled to receive dividends on such shares of common stock out of investments legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of our shares of common stock are entitled to share ratably in our investments legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.
Subject to the provisions of our charter regarding the restrictions on transfer and ownership of shares of our stock and except as may otherwise be specified in the terms of any class or series of shares of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of stock, the holders of such shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares of common stock will not be able to elect any directors.
Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our Company and generally have no appraisal rights. Subject to the provisions of our charter regarding the restrictions on transfer and ownership of shares of our stock, shares of common stock will have equal dividend, liquidation and other rights.
Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge with another entity, transfer all or substantially all of its investments, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these matters (other than certain amendments to the provisions of our charter related to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the requirement of a two-thirds vote for amendment to these provisions) may be approved by our stockholders by a majority of all of the votes entitled to be cast on the matter.
Power to Reclassify Our Unissued Shares of Stock
Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of shares of stock. Prior to issuance of shares of each other class or series, our board of directors will be required by Maryland law and by our charter to set, subject to our charter restrictions on transfer and ownership of shares of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, among other things, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.
Cumulative Redeemable Preferred Stock
The articles supplementary designating the terms of our 10% Cumulative Redeemable Preferred Stock, which we refer to herein as the Cumulative Redeemable Preferred Stock, initially authorized 1,000 shares of Cumulative Redeemable Preferred Stock, with an aggregate liquidation preference of $1,000,000. The Cumulative Redeemable Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, (1) senior to all classes or series of our common stock and all classes or series of equity securities issued by us expressly designated as ranking junior to the Cumulative Redeemable Preferred Stock; (2) on parity with our 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, with a liquidation preference of $25 per share, and all other equity securities issued by us with terms specifically providing that those equity securities rank on parity with the Cumulative Redeemable Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (3) junior to all other classes or series of preferred stock issued by us (other than classes or series of capital stock referred to in clauses (1) and (3) with terms specifically providing that those equity securities rank senior to the Cumulative Redeemable Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible into or exchangeable for our common stock or preferred stock), and to the indebtedness of our existing subsidiaries and any future subsidiaries. We may not issue capital stock ranking as to dividends or rights upon our liquidation, dissolution or winding up, senior to the Cumulative Redeemable Preferred Stock, without the affirmative vote or consent of two-thirds of the issued and outstanding shares of Cumulative Redeemable Preferred Stock.
The holders of the Cumulative Redeemable Preferred Stock will be entitled to receive, when, as and if authorized and declared by us, cumulative cash dividends at the rate of 10% per annum of the $1,000 liquidation preference per share of the Cumulative Redeemable Preferred Stock, equivalent to $100 per annum per share. Such dividends will accrue on a daily basis and be cumulative from and including the initial issue date of the Cumulative Redeemable Preferred Stock. Upon our liquidation, dissolution or winding up, the holders of the Cumulative Redeemable Preferred Stock will be entitled to receive a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends thereon, before make any we distribution to holders of our common stock or any other shares of stock that rank junior to the Cumulative Redeemable Preferred Stock as to liquidation rights.
Beginning on the fifth anniversary of the initial issue date of the Cumulative Redeemable Preferred Stock, we may, at our option, redeem the Cumulative Redeemable Preferred Stock, in whole or in part, at any time or from time to time, by paying $1,000 per share, plus any accrued and unpaid dividends thereon. Beginning on the sixth anniversary of the initial issue date of the Cumulative Redeemable Preferred Stock, we will, at the request of any stockholder holding shares of Cumulative Redeemable Preferred Stock, repurchase the number of shares of Cumulative Redeemable Preferred Stock that such stockholder proposes to sell to us from time to time, at a price per share equal to the liquidation preference of $1,000 plus all accrued and unpaid dividends thereon.
Holders of Cumulative Redeemable Preferred Stock have no preemptive or appraisal rights, nor will such holders have any voting rights (except in limited circumstances relating to any amendment, alteration or repeal of the terms of the Cumulative Redeemable Preferred Stock that would materially and adversely affect any right, preference, privilege or voting power of the Cumulative Redeemable Preferred Stock or the holders thereof or as a condition to the issuance of senior stock, as described above). The Cumulative Redeemable Preferred Stock is not convertible into or exchangeable for any of our other property or securities.
In order to ensure that we continue to meet the requirements for qualification as a real estate investment trust, or REIT, the Cumulative Redeemable Preferred Stock will be subject to the restrictions on ownership and transfer set forth in our charter, including the aggregate stock ownership limit.
Series A Preferred Stock
The articles supplementary designating the terms of our 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, which we refer to herein as the Series A Preferred Stock, initially authorized 11,500,000 shares of Series A Preferred Stock, with a liquidation preference of $25 per share. As of the date hereof, we had 8,229,500 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, (1) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3) below; (2) on parity with the Cumulative Redeemable Preferred Stock and all other equity securities issued by us with terms specifically providing that those equity securities rank on parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible into or exchangeable for our common stock or preferred stock), and to the indebtedness of our existing subsidiaries and any future subsidiaries.
The holders of the Series A Preferred Stock will be entitled to receive, when and if authorized by the our board of directors, cumulative cash dividends (i) to, but excluding, January 15, 2027 at a fixed rate equal to 7.00% per annum of the $25 per share liquidation preference (equivalent to $1.75 per annum per share) and (ii) from and including January 15, 2027 at a floating rate equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined in the articles supplementary)) plus a spread of 5.83% per annum of the $25 per share liquidation preference (the “Floating Rate”); provided, however, that in no event shall the Floating Rate be lower than 7.00% per annum. Dividends will be paid in arrears, on the 15th day of April, July, October and January of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day).
The Series A Preferred Stock is not redeemable by us prior to November 30, 2026 except under circumstances intended to preserve our qualification as a REIT and except upon the occurrence of a Change of Control (as defined in the articles supplementary). On and after November 30, 2026, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption. In addition, upon the occurrence of a Change of Control, we may, at our option, redeem the Series A Preferred Stock, in whole or in part on, or within 120 days after, the first date on which such Change of Control occurred, for cash at a redemption price of $25 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.
The Series A Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into our common stock in connection with a Change of Control by the holders of Series A Preferred Stock. Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless we have exercised our right to redeem the Series A Preferred Stock in whole or in part, as described above, prior to the Change of Control Conversion Date (as defined in the articles supplementary)) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock determined by a formula, in each case, on the terms and subject to the conditions described in the articles supplementary, including provisions for the receipt, under specified circumstances, of alternative consideration.

There are restrictions on ownership of the Series A Preferred Stock intended to preserve our qualification as a REIT. Except under limited circumstances, holders of the Series A Preferred Stock have no voting rights.
Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock
We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the terms of any issued and outstanding class or series, or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, the board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT under the Internal Revenue Code of 1986, or Code, our shares of stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, applying certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).
Our charter contains restrictions on the ownership and transfer of our shares of common stock and other outstanding shares of stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock (the common share ownership limit), or 9.8% by value of our outstanding capital stock (the aggregate share ownership limit). We refer to the common share ownership limit and the aggregate share ownership limit collectively as the “ownership limits.” A person or entity that becomes subject to the ownership limits by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our shares of stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our shares of stock.
The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value of our outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, our shares of stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value of our outstanding capital stock and thereby subject the shares of common stock or total shares of stock to the applicable ownership limits.
Our board of directors may, in its sole discretion, exempt a person from the above-referenced ownership limits. However, the board of directors may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT.

In connection with any waiver of the ownership limits or at any other time, our board of directors may from time to time increase or decrease the ownership limits for all other persons and entities; provided, however, that any decrease may be made only prospectively as to existing holders (other than a decrease as a result of a retroactive change in existing law, in which case the decrease will be effective immediately); and provided further that the ownership limits may not be increased if, after giving effect to such increase, five or fewer individuals could own or constructively own in the aggregate, more than 50.0% in value of the shares then outstanding. Prior to the modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in our shares of common stock or total shares of stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage of our shares of common stock or total shares of stock, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of our shares of common stock or total shares of stock, as applicable, in excess of such percentage ownership of our shares of common stock or total shares of stock will be in violation of the ownership limits.
Our charter provisions are further designed to prohibit:
•any person from beneficially or constructively owning, applying certain attribution rules of the Code, our shares of stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and
•any person from transferring our shares of stock if such transfer would result in our shares of stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).
Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
Our charter provides that, if any transfer of our shares of stock would result in our shares of stock being owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, our charter provides that, if any purported transfer of our shares of stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. Our charter provides that the automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be void.
Our charter provides that shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares of stock at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, our charter provides that the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary.

Our charter provides that, if we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or such other limit as established by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (1) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. Any net sales proceeds in excess of the amount payable to the purported record transferee will be immediately paid to the beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a purported record transferee, then our charter provides that such shares will be deemed to have been sold on behalf of the trust and to the extent that the purported record transferee received an amount for or in respect of such shares that exceeds the amount that such purported record transferee was entitled to receive, such excess amount will be paid to the trustee upon demand. Our charter provides that the purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.
The trustee will be designated by us and will be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any shares by the trust, our charter provides that the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.
Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, our charter provides that the trustee will have authority, at the trustee’s sole discretion:
•to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and
•to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.
However, if we have already taken irreversible action, then the trustee may not rescind and recast the vote.f
In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our shares of stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Every owner of more than 5% (or such lower percentage as required by the Code or applicable Treasury regulations) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.
Listing
Our common stock and our Series A Preferred Stock have been approved for listing on the New York Stock Exchange under the symbol “GPMT” and “GPMT PrA,” respectively.

Transfer Agent and Registrar
We have appointed Equiniti Trust Company as the transfer agent and registrar for our shares of common stock and Series A Preferred Stock.